UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934
Commission File Number 1-14031
CENTRACORE PROPERTIES TRUST

(Exact name of registrant as specified in its charter)
11376 JOG ROAD, SUITE 101
PALM BEACH GARDENS, FLORIDA 33418
(561) 630-6336

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, $.001 par value per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, CentraCore Properties Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person of GEO Acquisition II, Inc., successor-by-merger to CentraCore Properties Trust.

DATE: March 9, 2007	BY: /s/ John J. Bulfin
	Name:	John J. Bulfin
	Title:	Vice President and Secretary